SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-13461
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Group 1 Automotive, Inc. 401(k) Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Group 1 Automotive, Inc.
950 Echo Lane, Suite 100
Houston, Texas 77024

REQUIRED INFORMATION
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed for the Group 1 Automotive, Inc. 401K Savings Plan:
Financial Statements and Supplemental Schedule
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits — December 31, 2005 and 2004
Statement of Changes in Net Assets Available for Benefits — Year ended December 31, 2005
Notes to Financial Statements — December 31, 2005 and 2004
Schedule H, Line 4a — Delinquent Deposits of Participant Contributions
Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Signature
Exhibits
23.1 Consent of Weinstein Spira & Company, P.C.

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
Houston, Texas
FINANCIAL STATEMENTS
December 31, 2005 and 2004

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
Report of Independent Registered Public Accounting Firm
Plan Administrator
Group 1 Automotive, Inc. 401(k) Savings Plan
We have audited the accompanying Statements of Net Assets Available for Benefits of the Group 1 Automotive, Inc. 401(k) Savings Plan as of December 31, 2005 and 2004, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005, the supplemental Schedule H, Line 4a — Schedule of Delinquent Deposits of Participant Contributions for the year ended December 31, 2005, and the supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2005. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Group 1 Automotive, Inc. 401(k) Savings Plan as of December 31, 2005 and 2004, and the changes in the net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a — Schedule of Delinquent Deposits of Participant Contributions for the year ended December 31, 2005 and the supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Houston, Texas
May 20, 2006

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS
Investments (Note 3)	$89,165,114	$74,974,376

Participant Loans	3,828,244	3,239,319

Receivables
Employer contribution	258,317	312,330
Participant contributions	812,199	995,938
Accrued income	1,250	30,812

	1,071,766	1,339,080

Cash	85,501	76,497

Net Assets Available for Benefits	$94,150,625	$79,629,272

The accompanying notes are an integral part of these financial statements.

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2005

Additions to Net Assets Attributed To:
Investment income:
Net appreciation in fair value of investments (Note 3)	$2,909,542
Interest and dividends	3,485,307	$6,394,849

Contributions:
Employer	4,079,840
Participant	13,109,792
Rollover	1,583,926	18,773,558

Total Additions		25,168,407

Deductions From Net Assets Attributed To:
Benefits paid to participants		10,486,301
Administrative expenses		160,753

Total Deductions		10,647,054

Net Increase		14,521,353

Net Assets Available for Benefits - Beginning of Year		79,629,272

Net Assets Available for Benefits — End of Year		$94,150,625

The accompanying notes are an integral part of these financial statements.

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
Note 1 — Description of Plan
The following description of the Group 1 Automotive, Inc. (Company or Sponsor) 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution plan, adopted July 1, 1999, covering all employees of the Company who have six months of service and are age eighteen and over. The Plan was amended October 21, 2004 to state that effective January 1, 2005, all employees of the Company who have 90 days of service and are age eighteen and over are eligible to participate. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions: Each year, participants may contribute up to 15% of pretax annual eligible compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan, including shares of Company stock. The Company may contribute a discretionary amount based on the amount the participant contributes to the Plan. The Board of Directors shall determine, by business unit, whether employer matching contributions will be made for the plan year, the matching percentage, and the percentage of a participant’s compensation upon which the match shall be based for each payroll period. The matching Company contribution may be in the form of cash or shares of Company stock or a combination, but has been historically in cash. Contributions are subject to certain limitations.
Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution, and (b) Plan earnings, and, at times, charged with an allocation of administrative expenses. Allocations are based on participant contributions, participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.
Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant’s interest in the contributions made by the employer begins vesting at 20% after one year of service, increasing 20% each year thereafter, with the participant 100% vested after 5 years.

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
Forfeitures: The Plan allows the use of forfeitures to pay for Plan administrative expenses or to reduce employer contributions to the Plan. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $227,562 and $78,646, respectively. Also, in 2005, forfeited nonvested accounts were used to reduce employer contributions by $70,000 and to pay for plan administrator expenses of $102,145.
Payment of Benefits: On termination of service due to death, disability, or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The participant may elect to have the distribution received in cash or in shares of Company stock.
In-service Withdrawals: A participant may withdraw from his or her rollover contribution account any or all amounts held in such account at any time. A participant who has attained age 59 1/2 may withdraw from his or her account an amount not exceeding his or her vested account balance. A participant who has suffered financial hardship may withdraw the lesser of his or her vested account balance or the amount of financial hardship as defined in the Plan.
Loan Provisions: Participants may borrow from their fund accounts the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest.
Note 2 — Summary of Significant Accounting Policies
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in common stock and mutual funds. Shares of common/collective funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are reported at cost, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Basis of Accounting: The financial statements are prepared on the accrual basis of accounting.

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Sponsor to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.
Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.
Payment of Benefits: Benefits are recorded when paid.
Note 3 — Investments
The following presents the Plan’s assets:

	2005	2004
American Growth Fund of America	$14,887,118	$8,870,317
Merrill Lynch Retirement Preservation Trust	14,156,391	13,138,670
Merrill Lynch Bond Core Fund	13,085,609	10,850,377
Van Kampen Growth and Income Fund	9,415,007	7,161,271
Allianz NFJ Small Cap Value Fund	9,313,272	—
Merrill Lynch Equity Index Trust	4,875,879	4,820,682
MFS International Growth Fund	4,425,128	2,206,659
ING Pilgrim International Fund	4,408,283	3,595,177
The Oakmark Equity and Income Fund	4,392,826	3,872,206
Merrill Lynch Fundamental Growth Fund	3,957,500	4,160,937
Delaware Group Trend Fund	3,245,655	2,670,343
Group 1 Automotive, Inc.	3,002,444	2,835,507
Federated International Equity Fund	2	1,285,952
Massachusetts Investors Growth Stock Fund	—	2,479,210
PIMCO Small Cap Value Fund	—	7,027,068

	$89,165,114	$74,974,376

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$2,670,923
Common/collective funds	225,747
Group 1 Automotive, Inc. common stock	12,872

$2,909,542

Note 4 — Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in the employer contributions.
Note 5 — Parties-in-Interest
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, transactions with them qualify as party-in-interest transactions. Fees paid by the Plan to Merrill Lynch for administrative services rendered amounted to $161,446 for the year ended December 31, 2005. Certain Plan administrative costs have been paid by the Company.
The Plan held the following party-in-interest investments:

	2005	2004
Group 1 Automotive, Inc. Common Stock	$3,002,444	$2,835,507
Merrill Lynch Retirement Preservation Trust	14,156,391	13,138,670
Merrill Lynch Bond Core Fund	13,085,609	10,850,377
Merrill Lynch Equity Index Trust	4,875,879	4,820,682
Merrill Lynch Fundamental Growth Fund	3,957,500	4,160,937
Participant Loans	3,828,244	3,239,319
Note 6 — Terminated Participants
Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid. As of December 31, 2005 and 2004, amounts allocated to these individuals totaled $64,647 and $2,969, respectively.

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
Note 7 — Income Tax Status
The Internal Revenue Service has ruled in a letter dated September 24, 2001, that the Plan is designed under the applicable sections of the Internal Revenue Code (IRC) and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended to comply with IRS guidelines and the Sponsor believes that the Plan continues to qualify and to operate as designed.

SUPPLEMENTAL SCHEDULES

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4a — DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2005

Name of Plan Sponsor:	Group 1 Automotive, Inc.
Employer Identification Number:	76-0506313
Three-Digit Plan Number:	001

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29 CFR 2510.3-102	$26,660

Plus: Delinquent Deposits of Prior Year Participant Contributions Not Corrected Prior to the Current Plan Year	1,051

Total Delinquent Participant Contributions (line 4a of Schedule H)	27,711

Less: Amount fully corrected under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	(27,711)

Delinquent Deposits of Participant Contributions Constituting Nonexempt Prohibited Transactions	$—

GROUP 1 AUTOMOTIVE, INC. 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Name of Plan Sponsor:	Group 1 Automotive, Inc.
Employer Identification Number:	76-0506313
Three-Digit Plan Number:	001

Issuer, or		Fair
Similar Party	Description of Investment	Value
	Mutual Funds

American Funds	American Growth Fund of America	$14,887,118

Delaware Management Holdings, Inc.	Delaware Group Trend Fund	3,245,655

Federated Investors, Inc.	Federated International Equity Fund	2

ING Investments, LLC	ING Pilgrim International Fund	4,408,283

MFS Investment Management	MFS International Growth Fund	4,425,128

* Merrill Lynch Trust Company	Merrill Lynch Bond Core Fund	13,085,609

* Merrill Lynch Trust Company	Merrill Lynch Fundamental Growth Fund	3,957,500

Oakmark	The Oakmark Equity and Income Fund	4,392,826

Van Kampen Investments	Van Kampen Growth and Income Fund	9,415,007

Allianz Funds	Allianz NFJ Small Cap Value Fund	9,313,272

	Common Stock

* Group 1 Automotive, Inc.	Group 1 Automotive, Inc.	3,002,444

	Common/Collective Funds

* Merrill Lynch Trust Company	Merrill Lynch Equity Index Trust	4,875,879

* Merrill Lynch Trust Company	Merrill Lynch Retirement Preservation Trust	14,156,391

	Total Investments	$89,165,114

* Participant Loans	Interest rates ranging from 5% to 15%	$3,828,244

* Denotes party-in-interest
All investments are participant-directed; therefore cost information is not required.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Group 1 Automotive, Inc. 401(k) Savings Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 28, 2006	Group 1 Automotive,Inc. 401(k) savings Plan
/s/ J. Brooks O'Hara
J. Brooks O'Hara
Vice President, Human Resources Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm